

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 31, 2006

By U.S. mail and facsimile to (262) 619-1999

Michael Michie
Chief Financial Officer
Pacific Sands, Inc.
1509 Rapids Drive
Racine, WI 53404

> **RE: Pacific Sands, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Form 10-KSB For the fiscal year ended June 30, 2006**
> **File No. 0-29483**

Dear Mr. Michie:

We have reviewed your response letter dated October 20, 2006 and have the following additional comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended June 30, 2005

General

1. We note your response to prior comment 1 and the revised disclosure in your Form 10-KSB/A for June 30, 2005 and 2006, and Form 10-QSB/A for the quarters ended December 31, 2005 and March 31, 2006. However your revised disclosure remains unclear as to whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective or ineffective. As indicated in comment 1 of our letter dated July 11, 2006, based on the information provided in your response dated March 30, 2006 and your revised disclosure in each of the above reports that states material weaknesses "still exist," it appears as if any controls that were in place as of the

end of the periods covered by the above reports, were ineffective. Please amend these filings to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures.

2. We note your response to prior comment 2 where you have indicated that your disclosure controls and procedures at March 31, 2006 are now effective. As noted above, your revised disclosure does not conclude on the effectiveness of your disclosure controls and procedures. We further note that your revised disclosure discusses the enhancements made to your controls but indicates that material weaknesses "still exist." In light of the material weaknesses that still exist, please tell us and disclose in your amended documents, in reasonable detail, the basis for your officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the quarter ended March 31, 2006. Otherwise, please disclose that your disclosure controls and procedures were ineffective.

3. We note your response to prior comment 3 that you have amended your June 30, 2005 Form 10-KSB and December 31, 2005 Form 10-QSB to provide the appropriate management certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. We note that in these two amended filings, as well as in your Form 10-QSBs for September 30, 2005 and March 31, 2006 and in your Form10-KSB for June 30, 2006 that your Section 302 certifications are still not compliant with Item 601(b)(31) of Regulation S-B. Please amend the above referenced filings to conform exactly to Item 601(b)(31).

Item 6. Management's Discussion and Plan of Operation, page 9

2. We refer you to prior comment 3 from our letter dated March 30, 2006 and your response dated May 19, 2006 where you indicated that you would expand your MD&A disclosure to include enhanced discussions regarding liquidity and critical accounting policies. We do not see this revised disclosure in your amended documents.   In your amended filings, please revise to include these changes.

Form 10-QSB for the quarter ended September 30, 2005

5. We note that you have not provided Item 2 Management's Discussion and Analysis disclosure and Item 3 disclosure regarding your disclosure controls and procedures in your Form 10-QSB for the quarter ended September 30, 2005. Please amend your filing to comply with the reporting requirements of Items 303(b), 307 and 308(c) of Regulation S-B.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Melissa Rocha at (202) 551-3854 or me at (202) 551-3255 if you have questions regarding these comments.

Sincerely,

Nili Shah
Branch Chief